Klondex Announces Updated Drill Results at True North;
Drilling Supports Expansion of 710/711 and Cohiba Zones

Vancouver, BC - November 17, 2016 - Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) (“Klondex” or the “Company”) is pleased to provide an update on underground drilling at its True North Gold Mine (“True North”) in Manitoba, Canada. The following drill results are in addition to those included within the mineral reserve and mineral resource estimates released on September 12, 2016.

True North Gold Mine Drilling Highlights (see TABLE 1 for complete results):

•	620-16-013: 0.95 opt Au over 6.0 ft, or 32.7 g/t over 1.8 m (711)

•	588-16-024: 1.24 opt Au over 5.0 ft, or 42.4 g/t over 1.5 m (711)

•	588-16-028: 0.56 opt Au over 9.0 ft, or 19.2 g/t over 2.7 m (711)

◦	And 0.84 opt Au over 5.0 ft, or 28.8 g/t over 1.5 m (711 HW)

•	588-16-018: 0.36 opt Au over 9.3 ft, or 12.2 g/t over 2.8 m (711)

◦	And 0.64 opt Au over 8.0 ft, or 22.1 g/t over 2.4 m (711)

•	967-16-004: 0.19 opt Au over 12.3 ft, or 6.4 g/t over 3.7 m (Cohiba)

◦	Including 1.76 opt Au over 1.0 ft, or 60.4 g/t over 0.3 m (Cohiba)

•	967-16-005: 1.10 opt Au over 11.5 ft, or 37.7 g/t over 3.5 m (Cohiba)

◦	Including 4.89 opt Au over 2.4 ft, or 167.7 g/t over 0.7 m (Cohiba)

True North Gold Mine Drilling Summary (FIGURE 1):

710/711:
48 underground holes totaling 23,591 ft (7,190.5 m) were drilled during the reporting period. This definition drilling was targeting both the up-dip and down-dip extensions of the 711 zone and the up-dip extensions of the 710 zone.

These drill results suggest that the mineralization in the 710 and 711 zones continues to extend beyond what has currently been defined.

Cohiba:
12 underground holes totaling 6,122 ft (1,866 m) were drilled during the reporting period. This definition drilling targeted the down-dip extension of the Cohiba zone. These drill results suggest the mineralization in the Cohiba zone continues at depth.

Brian Morris, Vice President Exploration stated, “The results from the 710/711 drilling show that excellent grades and widths continue up-dip as well as down-dip.  This is significant as it directs us to continue to drill this structural trend for potential mineral resource addition and to refine our 2017 mine plan.” Mr. Morris continued, “Additionally, down-dip drilling on Cohiba is showing very positive results that may support the economics of additional down-dip production at Cohiba.”

Assays were performed by TSL Laboratories, an ISO 17025 accredited independent laboratory, and samples were collected and shipped under the supervision of Klondex staff.

A description of the data verification methods, quality assurance program and quality control measures applied can be found in the technical reports titled “Technical Report and Pre-Feasibility Study on the True North Gold Mine, Bissett, Manitoba, Canada”, dated October 27, 2016 and with an effective date of June 30, 2016 which is available under the Company's issuer profile on SEDAR at www.sedar.com.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. The Company has 100% interests in three producing mineral properties: the Fire Creek Mine and the Midas Mine and ore milling facility, both of which are located in the state of Nevada, USA, and the True North Gold Mine (formerly the Rice Lake Mine) and mill in Manitoba, Canada. The Company also has 100% interests in two recently acquired projects, the Hollister mine and the Aurora mine and ore milling facility (formerly known as Esmeralda), also located in Nevada, USA.

For More Information
John Seaberg
Senior Vice President, Investor Relations & Corporate Development
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com

Qualified Person
Scientific and technical information in this press release has been reviewed and approved by Brian Morris (AIPG CPG-11786), a "qualified person" within the meaning of NI 43-101.

Cautionary Note Regarding Forward-looking Information
This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation (collectively, “forward-looking information”), including but not limited to the exploration potential at the True North Gold Mine and future exploration and production plans of Klondex. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which mineral reserve estimates are reflective of actual mineral reserves; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Cautionary Note to U.S. Investors Regarding the Use of Mining Terms
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All resource and reserve estimates included or referred to in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the U.S. Securities and Exchange Commission (the SEC”) set out in Industry Guide 7. Consequently, reserve and resource information contained in this news release is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC

Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits and government approvals must be filed with the appropriate governmental authority. Accordingly, mineral reserve estimates contained in this news release may not qualify as “reserves” under SEC standards.